SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 6)


                        Active Link Communications, Inc.
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                                (Name of Issuer)

                                  Common Stock

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                         (Title of Class of Securities)

                                   00505W 10 9

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                November 7, 2002

--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

CUSIP No.203421508                  13G                        Page 2 of 5 Pages


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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance US Growth Investment Trust PLC                   None - Foreign
     (Formerly known as Renaissance US Growth and Income Trust PLC)
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [_]
                                                                        (b)  [_]

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3. SEC USE ONLY



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4. CITIZENSHIP OR PLACE OF ORGANIZATION

   United Kingdom

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NUMBER OF 5. SOLE VOTING POWER

   SHARES           3,768,848
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,768,848
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            None
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,768,848

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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [-]

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     15.43%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

     IV

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.00505W 10 9                  13G                      Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

            Active Link Communications, Inc.                         ("Company")

            --------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1840 Centre Point Drive
            Naperville, IL  60563-9364

            --------------------------------------------------------------------

Item 2(a).  Name of Person Filing:

            Renaissance US Growth Investment Trust PLC                 ("Filer")
            Formerly called Renaissance US Growth and Income Trust PLC

            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            8080 N. Central Expressway
            Suite 210, LB-59
            Dallas, TX  75206
            --------------------------------------------------------------------

Item 2(c).  Citizenship:

            United Kingdom

            --------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

            None

            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)       [_] Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)       [_] An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.00505W 10 9                  13G                      Page 4 of 5 Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

          At November 1, 2002, the Filer owned the following: $500,000 8% convertible promissory note, dated November 8, 1999, maturing September 30, 2002, and convertible at a price of $0.80 per share into 625,000 shares of the Company's common stock ("$500,000 Note"); Warrant to purchase 200,000 shares of the Company's common stock at an exercise price of $0.60 per share expiring September 30, 2004; $250,000 8% convertible promissory note, dated October 16, 2000, maturing September 30, 2002, and convertible at a price of $0.80 per share into 312,500 shares of the Company's common stock ("$250,000 Note"); $107,212 12% convertible promissory note, dated December 27, 2001, and convertible into 134,015 shares of the Company's common stock (Bridge Loan"); and Warrant to purchase 140,000 shares of the Company's common stock at an exercise price of $0.80 per share expiring December 27, 2006. In total, at November 1, 2002, the Filer owned 705,940 shares of the Company's common stock on a fully converted basis.

          On November 7, 2002, the Company and the Filer renegotiated the outstanding convertible notes as follows: The $500,000 Note matures on September 30, 2003, and is convertible at a rate of $0.25 per share into 2,000,000 shares of the Company's common stock; the $250,000 Note matures on September 30, 2003, and is convertible at a rate of $0.25 per share into 1,000,000 shares of the Company's common stock; and the Bridge Loan is convertible at a rate of $0.25 per share into 428,848 shares of the Company's common stock.

          Thus, at November 30, 2002, the Filer owned 3,768,848 shares of the Company's common stock on a fully converted basis.

          The Filer's Investment Manager is Renaissance Capital Group, Inc., which is also Investment Adviser for Renaissance Capital Growth & Income Fund III, Inc. Renaissance Capital Growth & Income Fund III, Inc., also owns securities of Active Link Communications, Inc.
          ----------------------------------------------------------------------

     (b) Percent of class:

          15.43%
          ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote

                3,768,848

          (ii) Shared power to vote or to direct the vote

                None


          (iii) Sole power to dispose or to direct the disposition of

                3,768,848


          (iv) Shared power to dispose or to direct the disposition of

                None

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

CUSIP No.00505W 10 9                  13G                      Page 5 of 5 Pages


         -----------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable
         -----------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable

         -----------------------------------------------------------------------

Item 8.  Identification  and  Classification  of Members of the Group.

         Not Applicable

         -----------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

         Not Applicable

          ----------------------------------------------------------------------

Item 10.  Certifications.

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              December 10, 2002
                              (Date)



                              /S/ Russell Cleveland
                              (Signature)



                              President & CEO
                              Renaissance Capital Group, Inc., Investment Mgr. Renaissance US Growth Investment Trust PLC (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).